Exhibit (h)(4)(i)

Exhibit A

1.	GMO Alpha Only Fund

2.	GMO Asset Allocation Bond Fund

3.	GMO Debt Opportunities Fund

4.	GMO Developed World Stock Fund

5.	GMO Emerging Country Debt Fund

6.	GMO Global Developed Equity Allocation Fund

7.	GMO International Equity Fund

8.	GMO Quality Fund

9.	GMO Risk Premium Fund

10.	GMO SGM Major Markets Fund (f/k/a GMO Systematic Global Macro Opportunity Fund)

11.	GMO U.S. Equity Allocation Fund

12.	GMO U.S. Treasury Fund